Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 of Marriott International, Inc., dated February 27, 2020, of our report dated June 25, 2019, with respect to the statement of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust, currently, the Marriott Retirement Savings Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
February 27, 2020